October 14, 2004






Mr. Llewelyn C. Coffm 1311 E. Woodford Place Arlington Heights, Illinois
60004

Dear Lew:

I am extremely pleased to offer you the position of Vice President, Operations for the Polyair Packaging Division of Polyair Inter Pack, Inc. (the "Company") reporting to me, as interim CEO of the Packaging Division and CEO of Polyair Inter Pack Inc.

Location will be our current Chicago facility or a subsequent mid-west location.

Following are the key elements of our offer, all subject to continued employment, acceptable performance and compliance with the Company's standard policies:

1. Employment. Your employment will commence not later than December 1, 2004. You agree to devote your full time, attention, skill and energy to the business and affairs of the Company, and to use your best efforts to promote the success of the Company. You affmn that you are not bound by any contract or agreement with any other person or entity that would be violated by your employment with the Company under the terms and conditions of this agreement.

2. Salary. Your starting annual salary will be $195,000 (USD). You will be eligible for a base pay review on an annual basis commencing January 2006. All payments are subject to all applicable tax withholding and deductions.

3. Auto Allowance. You will receive a monthly auto allowance of$800 (taxable).

4. Management Incentive. In this position you will participate in the Polyair annual incentive opportunity for senior executives. You will have a target incentive based on business unit performance and individual objectives to earn 35% of your base pay as a Bonus as a minimum and dependent on the units performance, the incentive may be increased at the company's option. For calendar 2005, in no event shall you receive an incentive award of less than $40,000.
5. Stock Options. We will recommend to the Board of Directors that you receive 20,000 shares of non-qualified options. The price of these options will be established by averaging the daily high and low trading price on the date of grant. The grant will vest over 5 years at a rate of 20% with a 10 year period of exercise.

You will be eligible for future stock option grants in the discretion of the Board's compensation committee commensurate with your position and the overall long term incentive approach.


6. Employment Bonus. In order to compensate you for the unvested portion of your current phantom stock you will receive a one-time payment of $50,000 subject to withholding taxes payable in two equal increments; January 1,2006 and January 1,2007.


7. Vacation. You will be eligible for four weeks of paid vacation annually.

8. Benefits. You will be eligible to participate in all standard Company benefits including medical, dental, life and disability coverages. (Applicable information is enclosed.)


9. Severance. In the event you are terminated involuntarily and without cause within the first 24 months of your employment, you shall receive your base salary and all benefits for the greater of (i) 12 months, or (ii) the balance of the 24 month period; one year of the earned target management incentive and any cash payments due under Paragraph 4 above. If you are terminated involuntarily or without cause after 24 months of employment, you will receive 12 months severance.


As discussed, in the event you decide to relocate to the Toronto area within three years of your employment commencement, the company will offer a maximum relocation allowance of $50,000 U.S. dollars.


Lew, if there are any questions or if we've missed something, please give us a call immediately. Our intent is clearly to make the transition to Polyair a positive experience for you and your family.


As we have discussed, I feel this is a great opportunity for Lew Coffin and the right move for Polyair. We feel the opportunities which exist within this organization are superior to those in most other companies as a result of the environment we provide our executives. If you accept this position, please sign the enclosed copy and !eturn it to me.

Sincerely,

Henry Schnurbach President & CEO